Table I

As of July 6, 2006, the reporting person became a one-third shareholder of Quetzal Capital Funding 1, Inc., a Florida corporation, which owned approximately 10% of the issuer’s common stock. Because of his ownership of Quetzal Capital Funding 1, Inc., a 10% shareholder of the issuer, the reporting person reported his beneficial ownership of the common stock of the issuer, although he beneficially owned less than 10% of the issuer. On March 14, 2007, Quetzal Capital Funding 1, Inc will be dissolved by the state of Florida and its holdings of 5,000,000 shares will be distributed to its three shareholders. The reporting person will be the direct owner of 1,666,666.6 shares of the issuers common stock. This report is the final because the reporting person no longer controls 10% of the Issuers common stock.

Table II

As of July 6, 2006, the reporting person is a one-third owner of Coast To Coast Equity Group, Inc. (CTCEG). CTCEG is the holder of 3,000,000 warrants to purchase 3,000,000 shares of the common stock, par value $0.00l per share, of the issuer. Accordingly, the reporting person is the beneficial owner of 1,000,000 of these warrants.